Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

This FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), dated as of November 7, 2006, is entered into by and between Viskase Companies, Inc., a Delaware corporation (the “Company”), and LaSalle Bank National Association, as trustee and collateral agent (“Trustee”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Indenture (as defined below).

RECITALS:

WHEREAS, the Company and Trustee are parties to that certain Indenture, dated as of June 29, 2004 (the “Indenture”), relating to the Company’s 11½% Senior Secured Notes due 2011 (the “11½% Notes”);

WHEREAS, contemporaneously with the execution and delivery of this First Supplemental Indenture, the Company has authorized and issued a new series of preferred stock of the Company (the “Equity Financing”);

WHEREAS, the Company wishes to amend certain provisions of the Indenture in connection with consummation of the Equity Financing (the “Amendments”);

WHEREAS, Section 9.02 of the Indenture provides that the Company, when authorized by a resolution of its Board of Directors, and the Trustee, with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding 11½% Notes, may amend or supplement the Indenture, subject to certain exceptions;

WHEREAS, in accordance with Section 9.02 of the Indenture, to effectuate the Amendments as set forth in this First Supplemental Indenture, the Company has solicited and obtained consents from holders of not less than a majority in principal amount of the outstanding 11½% Notes, as determined in accordance with Section 2.09 of the Indenture;

WHEREAS, the Company has been authorized by a resolution of its Board of Directors to enter into this First Supplemental Indenture and effectuate the Amendments; and

WHEREAS, the Company has requested that the Trustee execute and deliver this First Supplemental Indenture.

AGREEMENTS:

NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows for the benefit of each other party and for the equal and ratable benefit of the holders of the 11½% Notes:

ARTICLE 1

AMENDMENTS

The Indenture is hereby amended and modified as follows (all references to sections or subsections being the applicable sections or subsections of the Indenture), and all such amendments and modifications are deemed to be incorporated into the other documents executed in connection with the Indenture to the extent applicable:

Section 1.01. Additional Definitions. The following definitions shall be added in alphabetical order to Section 1.01 of the Indenture:

“Rights Offering” means an offering of up to approximately $24,000,000 of Common Stock by the Company to be made in connection with the offer and sale of the Series A Preferred Stock.

“Series A Preferred Stock” means the Series A Convertible Preferred Stock, par value $0.01 per share, of the Company with an initial liquidation value of $24,000,000.

Section 1.02. Amendment to Definition of Consolidated Net Income. The definition of “Consolidated Net Income” contained in Section 1.01 of the Indenture is hereby amended such that clause (5) of such definition is amended and restated as follows:

“(5) (a) any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date or (b) any losses with respect to occurrences for which the Company has made a claim or claims with its insurance carriers, to the extent of such claim or claims, unless and until there shall have been a final determination denying such claim or claims;”

Section 1.03. Amendment to Definition of Permitted Indebtedness. The definition of “Permitted Indebtedness” contained in Section 1.01 of the Indenture is hereby amended such that each of clause (1) and clause (16) of such definition is amended and restated as follows:

“(1) (a) Indebtedness under the Notes issued in the Offering or in the Exchange Offer in an aggregate outstanding principal amount not to exceed $90.0 million and (b) Indebtedness under Additional Notes in such principal amount as may be issued in respect of payments on, purchases, defeasances, redemptions and prepayments of, and decreases and other acquisitions and retirement for value of, any or all of the 8% Senior Notes, together, in the case of either (a) or (b), with the related Guarantees;”

“(16) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $20.0 million at any time outstanding (which amount may, but need not be, incurred in whole or in part under the Credit Agreement).”

Section 1.04. Amendment to Definition of Permitted Investment. The definition of “Permitted Investment” contained in Section 1.01 of the Indenture is hereby amended such that clause (1)(b) of such definition is amended and restated as follows:

“(1)(b) Investments in any Person that is or will become immediately after such Investment a Foreign Restricted Subsidiary by (i) the Company or any Guarantor so long as the aggregate amount of all such Investments do not exceed $60.0 million at any time outstanding and (ii) any other Foreign Restricted Subsidiary;”

Section 1.05. Amendment to Limitations on Restricted Payments. Section 4.09 of the Indenture is hereby amended such that each of clause (b)(2) and clause (b)(9) of such definition is amended and restated as follows:

“(b)(2) (A) if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, the acquisition of any shares of Qualified Capital Stock of the Company, either (i) solely in exchange for other shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale or (B) the acquisition, redemption or other retirement for value of Series A Preferred Stock in an amount equal to the sum of (i) the gross proceeds to the Company from the Rights Offering plus (ii) the accrued but unpaid dividends on such acquired, redeemed or retired Series A Preferred Stock;”

“(b)(9) if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, payments on, purchases, defeasances, redemptions and prepayments of, and decreases and other acquisitions and retirement for value of, any or all of the 8% Senior Notes (A) on or after June 1, 2008 or (B) prior to June 1, 2008 so long as the aggregate amount of consideration for any such 8% Senior Notes purchased, defeased, redeemed, prepaid or otherwise acquired or retired prior to June 1, 2008 does not exceed 90% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon;”

Section 1.06. Amendment to Minimum EBITDA. Section 4.17 of the Indenture is hereby amended and restated as follows:

“The Company will not permit, as of the last day of any of its fiscal quarters set forth in the table below, its Consolidated EBITDA for the four consecutive fiscal quarters ending on such day to be less than the amount set forth below opposite such fiscal quarter:

Fiscal Quarter Ending	Minimum EBITDA
September 30, 2004 through September 30, 2006	$16,000,000
December 31, 2006 through September 30, 2008	$15,000,000
December 31, 2008 and thereafter	$20,000,000

Unless the sum of (i) the Unrestricted Cash of the Company and its Restricted Subsidiaries as of such day and (ii) the aggregate amount of advances that the Company is actually able to borrow under the Credit Agreement on such day (after giving effect to any borrowings thereunder on such day) is at least $10,000,000.”

Section 1.07. Amendment to Reports to Holders. Section 4.23 of the Indenture is hereby amended and restated as follows:

“So long as any Notes are outstanding:

(1)   the Company will furnish to the Trustee and to the Holders not later than 100 days following the end of each fiscal year of the Company, financial statements meeting the requirements of Regulation S-X as contemplated by Item 8 of Form 10-K, together with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” meeting the requirements of Item 7 of Form 10-K and disclosure meeting the requirements of Items 3, 10 and 13 of Form 10-K; and

(2)   the Company will furnish to the Trustee and to the Holders not later than 50 days following the end of each of the first three fiscal quarters of each fiscal year of the Company (but not with respect to the fourth quarter of each fiscal year), financial statements meeting the requirements of Regulation S-X as contemplated by Item 1 of Part I of Form 10-Q, together with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” meeting the requirements of Item 2 of Part I of Form 10-Q.

During such time as the Company is subject to, or elects to be subject to, the period reporting requirements of the Exchange Act, the Company may satisfy its obligations under this Section 4.23 by filing Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q in accordance with the requirements of the Exchange Act.”

Section 1.08. Amendment to Merger, Consolidation and Sale of Assets. Section 5.01 of the Indenture is hereby amended such that clause (2) shall be amended and restated as follows:

“(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including after giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction and any other transaction related thereto (including a merger described under clause (10) of clause (b) of Section 4.09 and any other transaction related thereto)), the Company or such Surviving Entity, as the case may be, (a) shall have a Consolidated Net Worth at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction and (b) shall have a Consolidated Fixed Charge Coverage Ratio at least equal to the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction.”

Section 1.09. Amendment to Events of Default. Section 6.01 of the Indenture is hereby amended such that each of clause (5) and clause (6) shall be amended and restated as follows:

“(5) one or more judgments in an aggregate amount in excess of $10.0 million shall have been rendered against the Company or any of its Significant Subsidiaries (other than any judgments as to which a reputable and solvent third party insurer has accepted full coverage) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;”

“(6) (a) the entry of an order for relief against the Company or any of its Significant Subsidiaries under Title 11, United States Code by a court having jurisdiction in the premises or a decree or order by a court having jurisdiction in the premises adjudging the Company or any of its Significant Subsidiaries a bankrupt or involvent under any other applicable federal or state law, or the entry of a decree or order approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any of its Significant Subsidiaries under Title 11, United States Code or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any of its Significant Subsidiaries or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or (b) the consent by the Company or any of its Significant Subsidiaries to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under Title 11, United States Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any of its Significant Subsidiaries or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any of its Significant Subsidiaries in furtherance of any such action;”

ARTICLE 2

EFFECTIVENESS; OPERATIVENESS

This First Supplemental Indenture shall be effective as of the date set forth above, upon the execution hereof by each of the parties hereto. Upon such execution, the Indenture shall be modified and amended in accordance with this First Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this First Supplemental Indenture will control. The Indenture, as modified and amended by this First Supplemental Indenture, is hereby ratified and confirmed in all respects and shall bind every holder of the 11½% Notes. In case of conflict between the terms and conditions contained in the 11½% Notes and those contained in the Indenture, as modified and amended by this First Supplemental Indenture, the provisions of the Indenture, as modified and amended by this First Supplemental Indenture, shall control.

ARTICLE 3

CONFLICT WITH THE TRUST INDENTURE ACT

If any provision of this First Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939 (the “TIA”) that is required under the TIA to be part of and govern any provision of this First Supplemental Indenture, the provision of the TIA shall control. If any provision of this First Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this First Supplemental Indenture.

ARTICLE 4

SEVERABILITY

In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

ARTICLE 5

HEADINGS

The Article and Section headings of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this First Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

ARTICLE 6

BENEFITS UNDER THE FIRST SUPPLEMENTAL INDENTURE

Nothing in this First Supplemental Indenture or the 11½% Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the holders of the 11½% Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this First Supplemental Indenture or the 11½% Notes.

ARTICLE 7

SUCCESSORS

All agreements of the Company and the Trustee in this First Supplemental Indenture shall bind their respective successors.

ARTICLE 8

THE TRUSTEE

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company.

ARTICLE 9

CERTAIN DUTIES AND RESPONSIBILITIES OF THE TRUSTEE

In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

ARTICLE 10

GOVERNING LAW

THIS FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each of the parties hereto agrees to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this First Supplemental Indenture.

ARTICLE 11

COUNTERPART ORIGINALS

The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent one and the same agreement.

* * * *

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the date first above written.

VISKASE COMPANIES, INC.

By:	/s/

Name:	Gordon S. Donovan

Title:	Vice President and Chief Financial Officer

LASALLE BANK NATIONAL ASSOCIATION,
as Trustee

By:	/s/

Name:

Title:

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